September 28, 2009

Mr. Keith O`Connell, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:T. Rowe Price Funds — Response to Additional Comments Relating to Registrants that offer R Class Shares

Dear Mr. O`Connell:

Please find below our response to your oral comments of September 23rd and 24th, 2009, relating to your previous comments regarding our R Class disclosure. We are not providing responses to any other comments from September 10, 2009 or September 22, 2009 as they do not require further responses. Your comments and our responses to our R Class disclosure are set forth below.

Retirement Funds — R Class Prospectus

Initial Comment (September 10, 2009):

The prospectus states the following on page 91, under the "Transactions Procedures and Special Requirements" section: "The R Class is designed for employer-sponsored defined contribution retirement plans and requires an agreement with T. Rowe Price prior to investment. Investments in the R Class that are (1) not held by employer-sponsored defined contribution retirement plans or (2) held in accounts for which the required agreement with T. Rowe Price has not been executed are subject to rejection or cancellation, and existing shares may be transferred by T. Rowe Price to another class in the fund without prior notice to the intermediary or shareholder."

Explain the legal basis for being able to cancel a purchase or account, and provide information on which shares the shareholder would receive.

Initial Response (September 18, 2009):

In order to open an account and purchase shares in the R Class, T. Rowe Price must enter into an agreement with an intermediary. If there is no agreement in place, then T. Rowe Price reserves the right to reject or cancel a purchase of R Class shares. Such a need would arise if, for example, an intermediary established an R Class account through the NSCC`s Fund/SERV but had not executed the necessary agreement with T. Rowe Price. Without the required agreement, T. Rowe Price would not pay the intermediary a 12b-1 fee and, therefore, we do not believe that it would be appropriate to require a shareholder to remain in a class that charges a 12b-1 fee.

If we determine that the investments made by the intermediary are not on behalf of an employer-sponsored defined contribution retirement plan, or if we do not have an existing agreement with the intermediary (either it was never executed or it was terminated), we reserve the right to transfer existing shares to another share class. We would first attempt to contact the intermediary. However, if we are unable to receive direction from the intermediary, we would transfer the underlying shareholder to an account in the same fund`s Investor Class shares. The transfer would be a non-taxable exchange and would benefit the shareholder because the new shares would not be subject to a 12b-1 fee. There are no share classes in the T. Rowe Price funds with higher expenses than the R class.

Additional Comment (September 22, 2009):

The SEC staff still needs to be provided with the legal basis for being able to cancel an account and transfer a shareholder to a different share class.

Additional Response (September 23, 2009):

A purchase of R Class shares requires an agreement between T. Rowe Price and the intermediary. If such an agreement does not exist, then any purchase of R Class shares would not be considered in good order, providing the fund with the right to cancel the purchase. In this scenario, the fund would reject the initial purchase, but it would not place the shareholder in a different share class of the fund. We should note that we reserve the right in the prospectus to reject a purchase of fund shares for any reason.

However, with respect to a transfer of an underlying shareholder to a share class with lower expenses, we believe that the transfer is governed by the contract with the intermediary that holds shares of the R Class. The contract between T. Rowe Price Investment Services, Inc., the fund`s distributor, and the intermediary provides that all purchases and sales are subject to the terms and conditions of the prospectus. If a shareholder holds shares through an intermediary and we determine that the shares are not held on behalf of an employer-sponsored defined contribution retirement plan, or the agreement with the intermediary has been terminated, we would contact the intermediary to attempt to determine how to handle the underlying shareholder`s account. If, however, the intermediary fails to provide us with proper direction, we would move an underlying shareholder to a share class without a 12b-1 fee (the Investor Class), as the R Class account would no longer meet the conditions of the contract. The intermediary would receive the confirmation for the class exchange and would be contractually obligated to deliver the prospectus for the Investor Class fund to the underlying shareholder.

Although we may or may not be able to provide prior notice when rejecting or cancelling a purchase, notice would be given to either the intermediary or shareholder prior to transferring existing shares to another class. As such, we propose to modify our disclosure as follows (new language is in italics):

The R Class is designed for employer-sponsored defined contribution retirement plans and requires an agreement with T. Rowe Price prior to investment. Investments in the R Class that are (1) not held by employer-sponsored defined contribution retirement plans or (2) held in accounts for which the required agreement with T. Rowe Price has not been executed are subject to rejection or cancellation without prior notice to the intermediary or shareholder, and existing shares may be transferred by T. Rowe Price to another class in the fund following notice to the intermediary or shareholder.

Additional Comment (September 23, 2009 and September 24, 2009):

If you were to transfer a shareholder to a different share class, clarify whether the account registration would change as a result. For instance, would the registration still reflect the name of the intermediary on behalf of the underlying shareholder or only the name of the underlying shareholder?

Explain whether there would be a negative tax impact if an account was transferred out of the R Class.

Additional Response (September 28, 2009):

The account registration would not change as a result of transferring a shareholder to a different share class.

If an account is transferred out of the R Class because the shares are not held on behalf an employer-sponsored retirement plan, we do not believe there would be any negative tax impact. The transaction would be a non-taxable exchange and would benefit the underlying shareholder because no 12b-1 fee or a lesser 12b-1 fee would be charged. It is not clear if there would be a negative tax impact if an account is transferred out of the R Class only because our agreement with the intermediary was terminated. As such, we will modify our disclosure to reserve the right to transfer to a different share class only if we determine that the account is not held on behalf of an employer-sponsored retirement plan and we cannot obtain adequate direction from the intermediary. We will add the following revised disclosure to our R Class prospectuses:

The R Class is designed for employer-sponsored defined contribution retirement plans and requires an agreement with T. Rowe Price prior to investment. Purchases of R Class shares for which the required agreement with T. Rowe Price has not been executed or that are not made on behalf of an employer-sponsored defined contribution retirement plan are subject to rejection or cancellation without prior notice to the intermediary or shareholder. Existing investments in the R Class shares that are not on behalf of an employer-sponsored defined contribution retirement plan may be transferred by T. Rowe Price to another class in the same fund following notice to the intermediary or shareholder.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Legal Counsel
T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President
T. Rowe Price Funds